EFES

02028474

File: 082-04144

SUPPL

April 10, 2002

Erciyas Biracılık ve Malt Sanayi A.S

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING
RECEIVED
APR 15 2002
WASH. D.C. 164 SECTION

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the licence agreement with Interbrew.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 4/19

FOR GENERAL RELEASE TO THE PUBLIC
APRIL 9TH, 2002

File: 082-04144

The Collaboration of Efes Beverage Group and Interbrew, The World's Local Brewer ©

LICENCE AGREEMENT WITH INTERBREW BRINGS "BECK'S" INTO TURKEY

Anadolu Efes Biracılık ve Malt San. A.Ş. signed a license agreement with **Interbrew** for the production, marketing and distribution of **Beck's** brand in Turkey. The Turkish market leader **Anadolu Efes** and the world's second largest brewer **Interbrew** also intend to extend their collaboration further through the granting of the **Efes Pilsener** license to selected **Interbrew** operations in Western Europe.

Muhtar Kent, Chief Executive Officer of **Efes Beverage Group**, stated that the new agreement would "not only offer Turkish consumers a widened choice with a unique globally recognized premium brand, namely **Beck's,** but also as importantly, will provide the opportunity to increase **availability**, **volume** and **market share** of **Efes Pilsener** in selected Western European Markets."

"We are very pleased to extend our relationship with the **Efes Beverage Group**" said Hugo Powell, Chief Executive Officer of **Interbrew**. "It highlights our capability to bring the **Beck's** brand into new geographies. I strongly believe that **Beck's** will mark a great performance under the stuardship of **Efes** in the Turkish market."

Beck's, which is going to be brewed, marketed and distributed in Turkey under license, has been brewed since 1873 in Bremen. It will be introduced to the Turkish consumer with a strong packaging portfolio. The brand logo of silver, black and red on the green fresh bottle bares a key, which is a tribute to the brewery's roots in Bremen, Germany. **Beck's** is present in more than 120 countries with a volume of over 5.5 million hectoliters.

Interbrew is the second largest brewer in the world in terms of volume. It has operations in 20 countries and a large brand portfolio, including leading local brands, as well as international premium and speciality brands such as Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. In total, more than 200 Interbrew brands are sold in over 120 countries. Prior to this agreement, **Interbrew** had already a partnership in Romania with **the Efes Beverage Group.**

The Efes Beverage Group, operating 9 Breweries, 9 Coca-Cola bottling plants and 4 Malteries across 8 countries is one of the largest beverage groups in the region spanning from the Adriatic to China. Its brand **Efes Pilsener** is available in more than 35 countries. **Anadolu Efes Biracılık ve Malt Sanayi A.Ş.** currently has a market share of 77 % in Turkey, leading its nearest competitor by more than 3.5 to 1 and Beck's will complement an already leading and preferred brand portfolio of **Efes Pilsen, Efes Light, Efes Dark, Efes Extra, Marmara 34** and **Miller Genuine Draft.**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)
tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr